Filed by Switchback II Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Switchback II Corporation

Commission File No.: 001-39863

Date: May 12, 2021

INTERNAL Q&A

Bird to become publicly traded company through merger with Switchback II Corporation

What is happening?

Today, we announced that we are beginning the process to become a public company via an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

Until the proposed transaction is completed, which we anticipate will occur in the second half of 2021 (subject to SEC review and required approvals), and we become publicly traded on the NYSE, Bird remains a private company.

What does this mean for Bird?

This is a huge step forward in Bird’s growth and ability to scale our mission. Most importantly, it is a strategic business decision that will accelerate our leadership position in providing communities around the world with new, environmentally friendly transportation options.

The investment provided by Switchback II and the PIPE investors provides us capital that will be injected into our business. This capital will enable us to invest in growth, diversify our offerings, accelerate our innovation and expansion, and capitalize on the considerable market opportunity ahead of us. In addition, we believe that becoming a publicly traded company will provide greater financial flexibility as we scale.

What does this mean for me? for BirdFam?

This is a significant milestone, and while there’s good reason to celebrate, it’s understandable if you have questions related to your job and equity. We’ll do our best to answer them.

On an individual basis, we don’t expect any significant changes to our day-to-day jobs. We will continue to operate as Bird and focus on delivering environmentally friendly transportation alternatives to help transform cities.

As an employee of a publicly traded company, there are guidelines and policies that will need to be followed, which we will provide training on.

However, please note the following immediate guidance:

•

Bird employees may not buy or trade in Switchback II securities (i.e., stock, units, warrants) until the deal has closed in H2 2021. This may be considered insider trading and has serious consequences.

Does my role change given this news?

On an individual basis, we don’t expect any significant changes to our day-to-day jobs. We will continue to operate as Bird and focus on delivering environmentally friendly transportation alternatives to help transform cities.

What is a SPAC?

A Special Purpose Acquisition Company (SPAC) is a public company that has been formed with the goal of acquiring a strong business and taking it into the public markets to accelerate growth and create value.

Who is Switchback II Corporation?

Switchback II Corporation (NYSE: SWBK) is a SPAC led by Scott McNeill and Jim Mutrie as co-CEOs, formed for the purpose of effecting a merger or similar business combination with a business in the broad energy transition or sustainability arena targeting industries that require innovative solutions to decarbonize in order to meet critical emission reduction objectives (for example, they led the SPAC that led to the public listing of Chargepoint, which operates a network of electric vehicle charging stations in the US and Europe).

The Switchback II team is comprised of long-term oriented, results driven investors and advisors, with a breadth of experience across public markets. You can read more about Switchback II in their filings with the SEC.

Why go through this SPAC transaction instead of a traditional IPO?

We and the Bird Board of Directors believe this is the next best step in our growth as a company, and a SPAC gives us all the benefits of an IPO with greater price certainty and access to larger pools of capital.

When does the deal close?

The SEC will conduct an initial review for 30 days after we file. We do not expect to hear from them during this month. After that, we expect there to be several weeks to a few months of engagement with the SEC, and then final approvals and closing procedures. Closing is ultimately contingent on receiving approval from the Switchback II stockholders and for all other closing conditions to be met, so at this time we cannot be certain that the deal will close.

What should I do if a reporter, investor, market research, or other person outside of Bird reaches out to me for information about the deal?

Do not provide any information about the deal to anyone outside of Bird. Should the press or media reach out, immediately forward the request to the PR team at press@bird.co, and they will handle it appropriately.

Can I discuss this announcement with friends and family and/or on social media?

Unless cleared with the PR team, please refrain from publicly commenting or discussing the transaction. Bird and Switchback II will have filing obligations with the SEC with respect to certain public statements about the transaction, and as an employee of the company you may be deemed to be acting on our behalf. Any violation of those filing obligations could have serious repercussions.

Please do not share your views or opinions about the announcement or speculate about what it might mean. Please also avoid engaging with comments that relate to specifics of the deal, company performance or future deals or plans.

How does this change our priorities?

Our number one priority is and will always be in service of our mission: increasing access to environmentally friendly transportation in cities around the world. We’ll continue to focus on this by striving to be the most preferred city partner, innovating on new and more sustainable modes, and empowering superior local operations with our fleet partners.

What are the final terms of the deal?

The terms of the merger are detailed in our and Switchback II’s joint press release and investor presentation. It is important to note that the deal has been signed, but has not yet closed. There are certain closing conditions that must be satisfied before the deal closes, including review by the SEC and approval by Switchback II’s stockholders. This is typical with the SPAC process.

There will also be additional disclosures in the proxy statement/prospectus that will be filed with the SEC, which will likely be filed in the coming weeks. The proxy statement/prospectus will be filed by Bird Global, Inc., and will be available on the SEC’s website at www.sec.gov.

What happens if the deal doesn’t close?

We don’t expect this to happen, but in the event that the deal doesn’t close, Bird will remain a private company and we will continue to work towards our next phase of growth, knowing that we’ve laid a strong foundation for being a public company.

Will our executive leadership team change now that we’re a public company?

Our leadership team is an important part of Bird’s value, differentiation and long term growth. We don’t expect any changes in our leadership team at close of the deal, and look forward to continuing to work together to scale our mission!

What does this mean for our Consumer Products business?

With potentially greater access to capital, we hope to be able to continue innovating on new form factors and scale our Consumer Products business to distributors and consumers around the world. We don’t expect there to be a change in our day-to-day operations, except for our ability to scale resourcing.

What does this mean for people we’re recruiting? Will they still have access to equity?

We see the value and importance of continuing to attract the best talent in order to scale our mission, which is why we’ve set aside a portion of shares for current and future employees.

I saw that a “PIPE” was mentioned in the announcement release. What is a PIPE and what does that signal?

A PIPE transaction is a “Private Investment in Public Equity.” In a PIPE transaction, the SPAC identifies an investor or group of investors to provide additional capital to the SPAC in exchange for a private placement of the SPAC’s public securities at a price typically equal to the IPO price. This is a way to get anchor investors to be part of the transaction, and provide additional capital from the transaction for our growth.

What are we doing for Fleet Managers or Platform Partners?

Our Fleet Managers and Platform Partners are important partners to our overall success, and we are working on programs that will open up opportunities for them to be able to benefit from Bird’s continued growth and success.

What are we telling cities? How does this impact our city relationships?

We don’t expect this to impact our city relationships negatively, but see it as a benefit to them given it will provide them with greater certainty regarding our financial stability and we will be able to introduce additional modes of transportation while we continue providing the best possible service to our communities.

EQUITY

What does this mean for my existing options and RSUs (vested and unvested)?

The options and/or RSUs that you have been granted under our existing incentive plan will continue to vest as usual, and you will continue to hold those options and RSUs. However, the exercise price and quantity of your holdings may go through technical adjustments as a result of the transaction (in the same way that other Bird equity holders will undergo adjustments). In addition, certain other technical adjustments may be made; for example, your equity will be for shares of the public company rather than Bird Rides, Inc.

What is the lock-up period? Who does it apply to?

A lock-up period is a window of time when shareholders are not allowed to sell shares. All Bird equity holders who receive shares of the public company in connection with the deal (including shares issued upon the issuance, vesting, settlement or exercise of Bird equity awards) will be subject to a 180 day lock-up from the date of the closing of the transaction, subject to an early release if the lock-up is scheduled to end during a blackout period.

How does this news impact the value of my equity?

If Bird becomes a public company, then its shares will have a price determined by buyers and sellers in the public markets. Subject to compliance with securities regulations, internal policies and other requirements (including the lock-up period and any applicable blackout periods), you will be able to sell shares you hold due to option exercises or vested RSUs into the public markets.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EMAIL SUBJECT: Bird Plans to Go Public on the NYSE

Dear BirdFam,

After four years of hard work to bring sustainable mobility to riders around the world, I am humbled and honored to announce a milestone for Bird: we are planning to go public and list our stock on the New York Stock Exchange (NYSE). This will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

We will continue to operate under the Bird name, and there will be no substantive changes to our team or our day to day business. Subject to completion of SEC review, receipt of required approvals and satisfaction of all other conditions to complete the deal, Bird will become a public company trading under a new, to be determined, ticker symbol. The boards of directors of both Bird and Switchback II have unanimously approved the proposed transaction, which is expected to be completed in the second half of 2021.

There is still more work to be done, but once the merger is complete, we believe it will provide added financial resources to accelerate our growth. The transaction will equip Bird with the necessary capital to build upon our leadership position and advance our mission of providing environmentally friendly transportation for everyone.

As we enter this new chapter, it is critically important to understand that there are rules we all must follow.

The SEC has strict guidelines governing non-public information. Trading in SPAC securities is highly speculative and doing so on the basis of non-public information may be a violation of federal securities laws. In other words, please do not trade or buy Switchback II securities (i.e., stock, units, warrants) until the deal has closed (pending SEC review and approvals).

To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, please do not speak publicly about this process, our business metrics and/or our financials. You may share official Bird social media posts as well as links to the press release on your own channels. If you do, however, please do not share your views or opinions about the announcement, speculate about what it might mean, or mention specifics about the deal, company performance or future plans. Should you have any questions about what you can and cannot say, please email them to press@bird.co.

Similarly, if someone asks you about the process of going public or about company fundamentals, please politely respond that “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Any and all external inquiries about this announcement or our overall business should be forwarded to press@bird.co. The team will ensure that requests are handled appropriately during this sensitive time. Communications must be highly regulated throughout this process, but please know that we will continue to share updates with you as soon as we have more to report.

This is an incredibly exciting time for all of us, and I want to take a moment to recognize and thank you for your hard work, passion, partnership and support these past four years. Together we have made remarkable progress towards achieving our company mission and business objectives, and I look forward to working alongside you in this next phase of Bird’s evolution as we continue to transform the transportation landscape and bring safe, sustainable mobility options to all.

You undoubtedly have many questions about today’s news and what it means for the future of Bird and for yourself. I look forward to seeing you during our BirdFam in a few hours and in the meantime, feel free to browse through the below FAQ for immediate answers to some of your questions.

Thank you BirdFam,

Travis

Questions you may have

What is happening?

Today, we announced that we are beginning the process to become a public company via an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

Until the proposed transaction is completed, which we anticipate will occur in the second half of 2021 (subject to SEC review and required approvals), and we become publicly traded on the NYSE, Bird remains a private company.

What does this mean for Bird?

This is a huge step forward in Bird’s growth and ability to scale our mission. Most importantly, it is a strategic business decision that will accelerate our leadership position in providing communities around the world with new, environmentally friendly transportation options.

The investment provided by Switchback II and the PIPE investors provides us capital that will be injected into our business. This capital will enable us to invest in growth, diversify our offerings, accelerate our innovation and expansion, and capitalize on the considerable market opportunity ahead of us. In addition, we believe that becoming a publicly traded company will provide greater financial flexibility as we scale.

What does this mean for me? for BirdFam?

This is a significant milestone, and while there’s good reason to celebrate, it’s understandable if you have questions related to your job and equity. We’ll do our best to answer them.

On an individual basis, we don’t expect any significant changes to our day-to-day jobs. We will continue to operate as Bird and focus on delivering environmentally friendly transportation alternatives to help transform cities.

As an employee of a publicly traded company, there are guidelines and policies that will need to be followed, which we will provide training on.

However, please note the following immediate guidance:

•

Bird employees may not buy or trade in Switchback II securities (i.e., stock, units, warrants) until the deal has closed in H2 2021. This may be considered insider trading and has serious consequences.

Does my role change given this news?

On an individual basis, we don’t expect any significant changes to our day-to-day jobs. We will continue to operate as Bird and focus on delivering environmentally friendly transportation alternatives to help transform cities.

What is a SPAC?

A Special Purpose Acquisition Company (SPAC) is a public company that has been formed with the goal of acquiring a strong business and taking it into the public markets to accelerate growth and create value.

Who is Switchback II Corporation?

Switchback II Corporation (NYSE: SWBK) is a SPAC led by Scott McNeill and Jim Mutrie as co-CEOs, formed for the purpose of effecting a merger or similar business combination with a business in the broad energy transition or sustainability arena targeting industries that require innovative solutions to decarbonize in order to meet critical emission reduction objectives (for example, they led the SPAC that led to the public listing of Chargepoint, which operates a network of electric vehicle charging stations in the US and Europe).

The Switchback II team is comprised of long-term oriented, results driven investors and advisors, with a breadth of experience across public markets. You can read more about Switchback II in their filings with the SEC.

When does the deal close?

The SEC will conduct an initial review for 30 days after we file. We do not expect to hear from them during this month. After that, we expect there to be several weeks to a few months of engagement with the SEC, and then final approvals and closing procedures. Closing is ultimately contingent on receiving approval from the Switchback II stockholders and for all other closing conditions to be met, so at this time we cannot be certain that the deal will close.

What should I do if a reporter, investor, market research, or other person outside of Bird reaches out to me for information about the deal?

Do not provide any information about the deal to anyone outside of Bird. Should the press or media reach out, immediately forward the request to the PR team at press@bird.co, and they will handle it appropriately.

Can I discuss this announcement with friends and family and/or on social media?

Unless cleared with the PR team, please refrain from publicly commenting or discussing the transaction. Bird and Switchback II will have filing obligations with the SEC with respect to certain public statements about the transaction, and as an employee of the company you may be deemed to be acting on our behalf. Any violation of those filing obligations could have serious repercussions.

Please do not share your views or opinions about the announcement or speculate about what it might mean. Please also avoid engaging with comments that relate to specifics of the deal, company performance or future deals or plans.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EMAIL SUBJECT: Bird Plans to Go Public on the NYSE

Dear BirdFam,

After four years of hard work to bring sustainable mobility to riders around the world, I am humbled and honored to announce a milestone for Bird: we are planning to go public and list our stock on the New York Stock Exchange (NYSE). This will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

We will continue to operate under the Bird name, and there will be no substantive changes to our team or our day to day business. Subject to completion of SEC review, receipt of required approvals and satisfaction of all other conditions to complete the deal, Bird will become a public company trading under a new, to be determined, ticker symbol. The boards of directors of both Bird and Switchback II have unanimously approved the proposed transaction, which is expected to be completed in the second half of 2021.

There is still more work to be done, but once the merger is complete, we believe it will provide added financial resources to accelerate our growth. The transaction will equip Bird with the necessary capital to build upon our leadership position and advance our mission of providing environmentally friendly transportation for everyone.

As we enter this new chapter, it is critically important to understand that there are rules we all must follow.

The SEC has strict guidelines governing non-public information. Trading in SPAC securities is highly speculative and doing so on the basis of non-public information may be a violation of federal securities laws. In other words, please do not trade or buy Switchback II securities (i.e., stock, units, warrants) until the deal has closed (pending SEC review and approvals).

To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, please do not speak publicly about this process, our business metrics and/or our financials. You may share official Bird social media posts as well as links to the press release on your own channels. If you do, however, please do not share your views or opinions about the announcement, speculate about what it might mean, or mention specifics about the deal, company performance or future plans. Should you have any questions about what you can and cannot say, please email them to press@bird.co.

Similarly, if someone asks you about the process of going public or about company fundamentals, please politely respond that “I can’t speak to that, but I would be happy to connect you with the appropriate team members.”

Any and all external inquiries about this announcement or our overall business should be forwarded to press@bird.co. The team will ensure that requests are handled appropriately during this sensitive time. Communications must be highly regulated throughout this process, but please know that we will continue to share updates with you as soon as we have more to report.

This is an incredibly exciting time for all of us, and I want to take a moment to recognize and thank you for your hard work, passion, partnership and support these past four years. Together we have made remarkable progress towards achieving our company mission and business objectives, and I look forward to working alongside you in this next phase of Bird’s evolution as we continue to transform the transportation landscape and bring safe, sustainable mobility options to all.

Thank you,

Travis

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Today, Bird announced that they are planning to go public and list their stock on the New York Stock Exchange (NYSE) through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

Subject to completion of SEC review, receipt of required approvals and satisfaction of all other conditions to complete the deal, Bird will become a public company trading under a new, to be determined, ticker symbol.

What does this mean for my exercised options?

You will continue to hold the Bird shares you previously acquired by exercising your options. However, the quantity and value of your holdings may go through technical adjustments as a result of the transaction (in the same way that other Bird shareholders may undergo adjustments). In addition, certain other technical adjustments may be made; for example, your equity will be for shares of the public company rather than Bird Rides, Inc.

When can I sell my shares?

A lock-up period is a window of time when shareholders are not allowed to sell shares. All Bird equity holders who receive shares of the public company in connection with the deal (including shares issued upon the issuance, vesting, settlement or exercise of Bird equity awards) will be subject to a 180 day lock-up from the date of the closing of the transaction, subject to an early release if the lock-up is scheduled to end during a blackout period.

How does this news impact the value of my equity?

If Bird becomes a public company, then its shares will have a price determined by buyers and sellers in the public markets. Subject to compliance with securities regulations, confidentiality policies and other requirements (including the lock-up period and any applicable blackout periods), you will be able to sell shares you hold due to option exercises or vested RSUs into the public markets.

If you have questions about the transaction and its impact on your Bird equity, please reach out to Bird at equity@bird.co. For guidance and recommendations regarding your specific and unique circumstances, please talk to a trusted financial and or tax advisor.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi)

costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SUBJECT: Bird Plans to Go Public on the NYSE

TO: Investor Distribution List

CC: BirdIR@ircinc.com

Bird Investors,

After four years of hard work to bring sustainable mobility to riders around the world, we are humbled and honored to announce a milestone for Bird: we are planning to go public and list our stock on the New York Stock Exchange (NYSE). This will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK)(“Switchback II”).

Since day one, Bird’s mission has been to provide environmentally friendly transportation for everyone, and we have scaled our micromobility platform to over 200 cities globally and supported over 95 million rides to date. While the past year has presented many challenges, we are entering the second half of this year on solid footing with an improved operating model, strong momentum as stay at home orders were lifted and vaccination rates rise, and tailwinds spurred by the COVID-19 pandemic, including favorable regulatory changes and industry consolidation.

As we look to the future, we could not be more excited for the opportunity that Bird has to continue its growth trajectory while also making a positive impact on the world. There is still more work to be done, but once the merger is complete, we will be well capitalized to build upon our leadership position, advance our mission, and accelerate our growth.

The transaction implies a pre-money equity valuation for Bird of $2.4 billion and a pro forma enterprise valuation of $2.3 billion. Bird investors will roll-over and retain 100% of their existing equity, owning approximately 82% of the combined company’s pro forma equity. We are driving toward finalizing the transaction in August 2021, but the exact timing is dependent upon a number of items, including government approval and SPAC shareholder approval. Please see the [linked press release] and [investor presentation] for additional information.

I would like to thank you for your commitment, support, and investment in Bird. Without you, we would not have achieved this milestone. As we begin this next chapter, I look forward to your continued support.

Sincerely,

Travis

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and

Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EMAIL SUBJECT: Bird Announcement and Thank You

Dear Fleet Managers,

After four years of hard work to bring sustainable mobility to riders around the world, I am humbled and honored to announce a milestone for Bird: we are planning to go public and list our stock on the New York Stock Exchange (NYSE). This will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

We will continue to operate under the Bird name, and we don’t expect there to be any substantive changes to our company or day to day operations. Subject to completion of SEC review, receipt of required approvals and satisfaction of all other conditions to complete the deal, Bird will become a public company trading under a new, to be determined, ticker symbol.

There is still more work to be done, but once the merger is complete, we believe it will provide added financial resources to accelerate our growth and improve our ability to do business with you.

Any and all external inquiries about this announcement or our overall business should be forwarded to press@bird.co. The Bird team will ensure that requests are handled appropriately during this sensitive time.

This is an exciting time for all of us, and I want to take a moment to recognize and thank you sincerely for your hard work and business partnership. Together we have made remarkable progress towards achieving our company mission at a local level, and I look forward to working alongside you in this next phase of Bird’s evolution as we continue to transform the transportation landscape and bring safe, sustainable mobility options to all.

Thank you,

Travis

Founder & CEO

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

EMAIL SUBJECT: Bird Announcement and Thank You

Dear Platform Partner,

After four years of hard work to bring sustainable mobility to riders around the world, I am humbled and honored to announce a milestone for Bird: we are planning to go public and list our stock on the New York Stock Exchange (NYSE). This will be accomplished through a merger with an already publicly traded special purpose acquisition company (SPAC), Switchback II Corporation (NYSE: SWBK) (“Switchback II”).

We will continue to operate under the Bird name, and we don’t expect there to be any substantive changes to our company or day to day operations. Subject to completion of SEC review, receipt of required approvals and satisfaction of all other conditions to complete the deal, Bird will become a public company trading under a new, to be determined, ticker symbol.

There is still more work to be done, but once the merger is complete, we believe it will provide added financial resources to accelerate our growth and improve our ability to evolve our products and vehicles offerings.

Any and all external inquiries about this announcement or our overall business should be forwarded to press@bird.co. The Bird team will ensure that requests are handled appropriately during this sensitive time.

I want to take a moment to recognize and thank you sincerely for your hard work and business partnership. Together we have made remarkable progress towards achieving Bird’s company mission at a global level, and I look forward to working alongside you in this next phase of Bird’s evolution as we continue to transform the transportation landscape and bring safe, sustainable mobility options to all.

Thank you,

Travis

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Title: Bird to Go Public on NYSE to Further Mission of Clean Mobility Access

Meta: Bird plans to merge with Switchback II to become a public company on the NYSE and further our mission of providing clean mobility for all.

URL: bird.co/blog/

After four years of hard work and dedication to bringing sustainable mobility to riders around the world, I am proud and humbled to announce a new milestone for our company:

Bird is planning to go public on the New York Stock Exchange (NYSE) through a merger with Switchback II, a special purpose acquisition company (SPAC).

This is the next significant step on our journey to provide the world with safe, eco-friendly transportation. Since 2017, Bird’s shared micro-EV service has grown from ten vehicles into a global fleet providing tens of millions of trips to riders in over 200 cities annually. Our e-scooters introduced an environmentally friendly and accessible alternative to cars that nearly quadrupled the number of micromobility trips in the US from 35 million in 2017 to 136 million in 2019.

Over this time, we’ve helped reduce carbon emissions in cities by decreasing reliance on gas-powered cars. Of the hundreds of billions of car trips under five miles made every year, tens of millions are now being replaced by electric alternatives. We’ve also served as an essential first- and last-mile solution giving people greater access to healthcare, education, and better paying jobs.

While this is a notable start, there’s more work to be done. We must make climate friendly transportation accessible to everyone if we’re to reverse the damage that the current transportation paradigm is doing to our planet. Our merger with Switchback II will enable us to remain steadfast in this mission.

As Bird enters this exciting new chapter, we will continue to put cities, riders and communities front and center in our mission for change. We will offer more diverse vehicles that accommodate the needs of a broader population and the demands of different trip types. We will listen carefully to feedback, seek diverse perspectives and challenge ourselves to develop the next generation of accessible mobility solutions that leave no one behind.

Our progress to date would not be possible without the passion of our team, the support of their families, the encouragement of our riders, the dedication of our Fleet Managers, and the trust and collaboration of our city partners. Together, we will achieve our mission - to provide environmentally friendly transportation for everyone.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“the SEC”). The Form S-4 will include a proxy statement of Switchback II Corporation (“Switchback II”) and a prospectus of Bird Global. Additionally, Switchback II and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the proposed business combination. Bird Rides, Inc. (“Bird”) and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

1 Thank you with Travis 2 Fireside chat w/ Switchback II Today’s with Travis and Jim 3 What’s next with Yibo and Shane Agenda 4 PSA with Wendy 5 Open Mic Q&A with TV, Yibo & Jim 1

Thank you BirdFam!

Introduction to Switchback II Switchback II Switchback II Corporation (SWBK) is a SPAC led by co-CEOs, Scott McNeill and Jim Mutrie, with a Focused on industries using innovative specific focus on identifying companies within the solutions to decarbonize the planet and broad energy transition and sustainability arena. meet critical emission reduction objectives. They have a demonstrated ability to drive a successful business combination, most recently through the successful listing of Chargepoint via Switchback II’s last SPAC. Jim Mutrie The Switchback II team is made up of long-term Co-Chief Executive Officer oriented, results-driven investors and advisors, with extensive experience across public markets. and Director

What’s next? What happens now? You may be wondering, now that we’ve announced, what happens next, and how can we make sure Bird is successful as a public company? Stages of a SPAC ● Announcement - this just happened ● File S-4 - this week ● Q1 update in SEC filing - June ● SEC review - into the summer ● Deal consummation - H2 of this year It’s more important than ever to: ● Beat and raise our targets ● Maintain laser focus on cost discipline ● Stay the course on our Bedrock marathon (financial reporting, data hygiene, inventory tracking, etc) Reminder: ● Public markets are unforgiving! ● Immortality. It’s yours. Take it!

PSA A word from legal As an employee, there are important guidelines that will need to be followed prior to the close of the transaction. Okay to do Things to avoid ● Reposting Bird’s social posts about the ● Speaking to anyone outside of Bird about the announcement transaction. ● Sharing publicly available information that has ● Sharing your views or opinions about the been cleared with the PR and Legal team announcement or speculating about what it might mean. ● Trading or buying in Switchback II equity before the deal has closed. ● Telling your friends and family to buy or trade in Switchback II equity before the deal is closed.

Q&A Open Mic

Disclaimers Important Information About the Proposed Transaction and Where to Find It Forward-Looking Statements In connection with the proposed business combination, Bird Global, Inc. (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with The information in this communication includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this the SEC. The Form S-4 will include a proxy statement/prospectus of Bird Global. Additionally, Bird Global will file other relevant materials with the SEC in communication, regarding Switchback II’s proposed business combination with Bird, Switchback II’s ability to consummate the transaction, the benefits of the transaction connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback II are and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” proposed business combination because they will contain important information about the business combination and the parties to the business combination. “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s a part of, this communication. current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback II and Bird disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this Participants in the Solicitation section, to reflect events or circumstances after the date of this communication. Switchback II and Bird caution you that these forward-looking statements are subject to Switchback II and its directors and officers may be deemed participants in the solicitation of proxies of Switchback II’s shareholders in connection with the numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Switchback II or Bird. In addition, Switchback II proposed business combination. Bird and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more and Bird caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or detailed information regarding the names, affiliations and interests of certain of Switchback II’s executive officers and directors in the solicitation by reading other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials may be instituted against Switchback II or Bird following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback II’s obtain approval of the shareholders of Switchback II, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy Switchback II’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business statement/prospectus relating to the business combination when it becomes available. combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this communication occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback II’s periodic filings with the SEC, including Switchback II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in the Form S-4, when filed. Switchback II’s SEC filings are available publicly on the SEC’s website at www.sec.gov. No Offer or Solicitation This communication shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.